27.2 Gordon Zurowski, P.Eng.

I, Gordon Zurowski, P.Eng, of Stoufville, Ontario, do hereby certify that as one of the qualified person (QP) of this technical report, Updated Technical Report on the NorthMet Deposit dated October 12, 2012, amended on January 14th, 2013; I hereby make the following statements:

- I am a Principal Mine Engineer with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.
- I am a graduate of the University of Saskatchewan, B.Sc. Geological Engineering 1989.
- I am a member in good standing of the Association of Professional Engineers of Ontario, Registration #100077750.
- I have practiced my profession in the mining industry continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes the design and evaluation of open pit mines for the last 24 years.
- I visited the Project site from October 9 to October 11, 2007 for a period of three days in total.
- I am responsible for the reserve portion of Section 1.4, the mining portion of Section 1.5, the reserves and mining portions of Section 1.8, the complete Sections 15 and 16 and the portions of Sections 25 and 26 related to mining and reserves of the technical report titled "Updated Technical Report on the NorthMet Deposit."
- As of the date of this Certificate, to the best of my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the issuer, PolyMet Mining Corp. as defined by Section 1.5 of the Instrument.
- I have read NI 43-101 and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 14th day of January 2013, at Stoufville, Ontario.

Gordon Zurowski, P.Eng.

LICENSED PROFESSIONAL ENGINEER
G.R. ZUROWSKI
100077750
PROVINCE OF ONTARIO